Exhibit 1

Release:	IMMEDIATE RELEASE

Contact: Brian Yuen
Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES ANNOUNCES STOCK BUY BACK

Hong Kong, October 10, 2008 — Global-Tech Appliances Inc. (NYSE: GAI) today announced that its Board of Directors has authorized the repurchase of up to two million shares of the Company’s common stock. Purchases would be made from time to time in the open market, subject to general market and other conditions. The Company estimates that purchases would be made over a period of approximately six months. Shares acquired would be available for later issue upon the exercise of stock options and for other corporate purposes.

John C.K. Sham, President and Chief Executive Officer, said: “The Company believes its shares represent an attractive investment for the Company, especially at their present market value. The current economic climate in the U.S. and other countries worldwide has negatively impacted the valuation of many U.S. and foreign companies. While we expect an economic slowdown in China during the short term, we believe that the Chinese economy will be less impacted by recessionary factors than most other economies around the world.”

Mr. Sham concluded, “Although we expect to be adversely affected by the economic downturn, we remain optimistic that the Company’s growth prospects will improve in the long term since it is nearly debt free and has recently oriented itself to growing its businesses in the China market.”

Global-Tech Appliances Inc. is a holding company, owning subsidiaries that manufacture and market floor care products and small household appliances. These products are marketed by customers under brand names such as DeLonghi®, Dirt Devil®, Domo®, Electrolux®, Eureka®, Hamilton Beach® and Sunbeam®. Its subsidiaries also manufacture, market, sell, and distribute electronic components primarily to companies based in China and other products to the China market, which are marketed by customers under brand names such as BBK®, Konka® and TCL®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.